                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 5)*

                            Penn Virginia Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707882106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 17, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D

-------------------                                                  -----------
CUSIP No. 707882106                                                  Page 2 of 6
-------------------                                                  -----------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BP Capital Energy Equity Fund, L.P., a Delaware limited partnership 75-2948254
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                WC/OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

                N/A
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF
       SHARES                  464,860
                        --------------------------------------------------------
                        8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 0
                        --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
        EACH
     REPORTING                 464,860
                        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
       WITH:
                               0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           582,222
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
           N/A
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.5% (1)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------
(1) Based on a total of 8,943,716 Shares outstanding on August 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002.

-------------------                                                  -----------
CUSIP No. 707882106                                                  Page 3 of 6
-------------------                                                  -----------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership
            75-2958603
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                WC/OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

                N/A
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF
       SHARES                  117,362
                        --------------------------------------------------------
                        8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 0
                        --------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
        EACH
     REPORTING                 117,362
                        --------------------------------------------------------
       PERSON           10     SHARED DISPOSITIVE POWER
       WITH:
                               0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           582,222
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
           N/A
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.5% (1)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------
(1) Based on a total of 8,943,716 Shares outstanding on August 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002.

         This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 6, 2002 (the "Original Filing"), as amended on June 25, 2002, July 17, 2002, August 6, 2002 and August 15, 2002, by BP Capital Energy Equity Fund, L.P. ("Energy") and BP Capital Energy Equity International Holdings I, L.P. ("International"), by furnishing the information set forth below. Energy and International are collectively referred to in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Original Filing, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a) The Filing Persons may be deemed to beneficially own 582,222 Shares (which is approximately 6.5% of the Shares outstanding on August 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

         (b)                                                    SOLE            SHARED             SOLE            SHARED
                                                               VOTING        VOTING POWER      DISPOSITIVE       DISPOSITIVE
                                                                POWER                             POWER             POWER
                                                             ------------    --------------    -------------    --------------
         BP Capital Energy Equity Fund, L.P.                   464,860             0             464,860              0
         BP Capital Energy Equity International
             Holdings I, L.P.                                  117,362             0             117,362              0

         (c) All transactions in the Shares effected by the Filing Persons since the most recent filing of Schedule 13D on August 15, 2002 are set forth in Schedule A."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 18, 2002


                                 BP CAPITAL ENERGY EQUITY FUND, L.P.

                                 By: BP Capital Management, L.P., its
                                     general partner
                                 By: TBP Investments Management LLC, its
                                     general partner



                                     By:    /s/ Robert L. Stillwell
                                            ------------------------------------
                                     Name:  Robert L. Stillwell
                                     Title: Managing Director



                                 BP CAPITAL ENERGY EQUITY INTERNATIONAL
                                 HOLDINGS I, L.P.

                                 By: BP Capital Management, L.P., its
                                     general partner
                                 By: TBP Investments Management LLC, its
                                     general partner



                                     By:    /s/ Robert L. Stillwell
                                            ------------------------------------
                                     Name:  Robert L. Stillwell
                                     Title: Managing Director

                                   SCHEDULE A

                               RECENT TRANSACTIONS

SINCE THE MOST RECENT FILING OF SCHEDULE 13D ON AUGUST 15, 2002, THE ONLY TRANSACTIONS IN THE SHARES BY THE FILING PERSONS WERE THE FOLLOWING SALES: *

      DATE                PRICE                  ENERGY             INTERNATIONAL
-----------------   -------------------     ------------------    ------------------
       8/20/2002      $  34.5275                       38,000                 9,500

       8/21/2002      $  34.3953                        6,160                 1,540

       8/22/2002      $  34.3904                       19,840                 4,960

       9/17/2002      $  33.3977                        8,880                 2,220


----------
* All such transactions were effectuated in the open market.